

June 17, 2014

<u>Via E-Mail</u>
Stephen Fraidin
Kirkland & Ellis LLP
601 Lexington Avenue
New York, NY 10022

> **Re: Allergan Inc.**
> **PREN14A filed June 2, 2014**
> **Filed by Pershing Square Capital Management, L.P., et al.**
> **File No. 1-10269**

Dear Mr. Fraidin:

We have reviewed your filing listed above and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by revising your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. All defined terms in this letter have the same meaning as in your proxy statement.

Preliminary Proxy Statement filed on June 2, 2014

General

1. Fill in the blanks throughout the proxy statement. Information that is subject to change may be bracketed.

2. As you note in the proxy statement, you will solicit votes in favor of the five proposals by means of a separate proxy statement and proxy card once the record and meeting dates for the special meeting are established. While some of our comments below are addressed to the five proposals you intend to present at the special meeting, we may have additional

and more specific comments on the substance of the proposals when you file additional soliciting materials for the special meeting to vote on the proposals.

Cover Page

3. Identify all of the participants in the proxy solicitation, including Valeant, on the cover page.

Background and Past Contacts, page 4

4. Provide additional details about the background events leading up to Pershing Square's and Valeant's proposal to acquire Allergan. Your current disclosure begins on February 25, 2014 with the letter agreement between Pershing and Valeant. However, in solicitation materials filed as DFAN14A and filed on June 3, 2014, Valeant disclosed that it hired consultant Bill Doyle in September 2013, who was responsible for introducing Valeant and Pershing. Expand your disclosure to address the events leading up to the signing of the letter agreement in February 2014, and in particular, the events leading up to the decision to collaborate, and to make the joint proposal to acquire Allergan. Your revised disclosure should also detail any contacts between Allergan and Valeant or Pershing or their affiliates.

5. Provide additional details about how and by whom PS Fund 1 was funded, including the five Pershing Square Funds that contributed to PS Fund 1 and any arrangements or understandings with respect to such funding. See Item 5(b)(1)(viii) of Regulation 14A.

6. In this section, describe your initial election to pursue a shareholder referendum and explain why that effort was abandoned in favored of the current solicitation.

Plans for the Special Meeting, page 8

Proposals 1 and 2, page 8

7. We note the disclosure in the second to last paragraph on page 8. Revise to clearly state that Proposal 2 is advisory only and that even if it passes, the Board is under no obligation to implement it.

8. Proposals 1 and 2 are not conditioned on one another. If Proposal 1 passes but Proposal 2 does not, or if the Allergan Board chooses not to implement Proposal 2 even if it passes, what will happen? We understand that under Delaware law and Allergan's governing instruments, a majority of the remaining directors can fill the six vacant slots created by Proposal 1. Please discuss in your revised proxy statement.

9. Where you discuss Proposal 1 to remove six current Allergan directors, state how many current Allergan directors will remain if this Proposal passes. Briefly explain how and why you identified the six individuals you are seeking to remove.

Proposals 2 and 3, page 8

10. As noted above, Proposal 2 is not conditioned on adoption of Proposal 1. Proposal 3 would set the size of the Board of Directors at nine members. Explain what would happen if Proposal 1 is not adopted but Proposals 2 and 3 are. In that case, the size of the Board would be fixed at nine but without the removal of six current directors pursuant to Proposal 1, the six additional directors sought to be appointed if Proposal 2 passes would exceed the maximum size of the Board permitted under Proposal 3. We understand that under Delaware law and Allergan's governing instruments, only shareholders are empowered to remove directors.

11. Please provide your analysis as to how Proposal 3 is consistent with Rules 14a-4(a)(3) and 14a-4(b)(1), which require that security holders be afforded an opportunity to specify a choice with respect to each separate matter. The provisions regarding determining the mechanics for calling a special meeting, enabling shareholders to call a special meeting if no directors or less than a majority of directors are in office, and amending the bylaws to set the number of Allergan directors at nine appear to be separate matters.

12. Expand the description of Proposal 3 to more specifically describe the "certain onerous special provisions" that it seeks to remove from the current bylaws relating to calling special meetings. Similarly, briefly describe the specific mechanics for calling a special meeting that would change if this Proposal is adopted.

Proposal 4, page 9

13. If Proposal 4 is adopted, it would seem to repeal the proposed bylaw amendments in Proposal 3. Please explain the impact of Proposal 4 on the other matters to be voted upon at the special meeting.

14. Clarify the scope of Proposal 4. Would it cover only bylaw changes made between now and the special meeting to approve the Proposals? Including those made by shareholder vote versus by the Board? Would it extend indefinitely into the future? Please revise so that the text of Proposal 4 is consistent with the way you describe its scope.

Proposal 5, page 9

15. Briefly explain the steps that Allergan would have to take or not take in order to implement Proposal 5, if it is adopted. For example, are you seeking a face-to-face

meeting with a particular person or persons representing Allergan? What other steps, if any, are contemplated?

16. Is Proposal 5 precatory in nature? Please clarify.

    Time and Location of Special Meeting; Notice of Special Meeting, page 10

17. Refer to the disclosure in the last paragraph on page 10, to the effect that "[s]hould any other proposals be brought before the Special Meeting, we will vote the Company's proxies on such matters in the Company's discretion." The reference to the "Company" is confusing since we assume you are referring to proxies provided to you. In addition, tell us your authority for using discretionary authority to vote on proposals not specified in a these materials or in the proxy materials you will utilize in the future proxy solicitation relating to the special meeting. Alternatively, revise the language cited above.

18. See the last comment above. You also reserve the right to solicit proxies with respect to additional proposals on other substantive matters besides those described here. Please explain, with a view to additional disclosure, your authority to add additional substantive matters to be voted upon at a special meeting besides those identified in the special meeting request forms or the notice of the meeting. We may have additional comments after reviewing your response.

Revocation Procedure, page 11

19. State that a shareholder can also revoke a proxy provided to you by submitting a later-dated card to Allergan.

Solicitations of Requests and Proxies; Expenses, page 12

20. Disclose whether you will seek reimbursement from Allergan for the costs of this solicitation and, if so, under what circumstances. See Item 4(b)(5) of Regulation 14A. Also state whether you intend to put any request for reimbursement to a shareholder vote.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding these comments or your filings in general, please contact me at (202) 551-3263.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions